UBS SECURITIES LLC
299 Park Avenue
New York New York 10171-0026
December 14, 2006
VIA EDGAR TRANSMISSION
VIA FACSIMILE
Mr. Edward Kelly, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	US BioEnergy Corporation - Registration Statement on Form S-1 (File No. 333-136279)
Ladies and Gentlemen:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as Representative of the several underwriters, wish to advise you that the following preliminary prospectuses dated November 29, 2006 (contained in the above Registration Statement) have been distributed between November 29, 2006 and the date hereof:

Class	Quantity

Underwriters	1,080
Domestic Institutional Investors	4,790
International Institutional Investors	540
Retail	6,260

Total	12,670
     With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Underwriting Agreement contains a covenant from the Company that it will furnish copies of the prospectus in such quantities as the underwriters may request for the purposes contemplated by the Securities Act. The undersigned are taking steps to see that all brokers or dealers participating in the distribution are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.
     UBS Securities LLC has been advised by the Corporate Financing Department of the National Association of Securities Dealers, Inc. that it has reviewed the above captioned proposed offering, and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of US BioEnergy Corporation for acceleration of the effective date of the above-named registration statement so that it becomes effective under Rule 430A at 2:00 p.m. (Washington, D.C. time) on December 14, 2006 or as soon as possible thereafter.
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     Thank you for your assistance in this matter.

Very Truly Yours, UBS SECURITIES LLC As Representative of the Several Underwriters
By:	UBS SECURITIES LLC

By:	/s/ Andrew Medvedev
Name:	Andrew Medvedev
Title:	Director

By:	/s/ Joanna London
Name:	Joanna London
Title:	Associate Director

(Signature Page — UBS Acceleration Request)